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                                        FILED BY GULFTERRA ENERGY PARTNERS, L.P.
               PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                              SUBJECT COMPANY; ENTERPRISE PRODUCTS PARTNERS L.P.
                                                    COMMISSION FILE NO.: 1-14323

GULFTERRA ENERGY PARTNERS, L.P. ("GULFTERRA") AND ENTERPRISE PRODUCTS PARTNERS L.P. ("ENTERPRISE") WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING GULFTERRA, ENTERPRISE AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF GULFTERRA AND ENTERPRISE SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT GULFTERRA AND ENTERPRISE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

GULFTERRA AND ENTERPRISE AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN GULFTERRA'S AND ENTERPRISE'S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

         This filing relates to the proposed merger between GulfTerra Energy Partners, L.P. ("GulfTerra") and Enterprise Products Partners L.P. ("Enterprise") announced on Monday, December 15, 2003. This filing includes an article published in the Houston Chronicle on December 15, 2003 regarding the proposed merger.
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HOUSTON CHRONICLE ARTICLE

Dec. 15, 2003, 7:32AM

HOUSTON ENERGY PARTNERSHIPS ANNOUNCE MERGER

$3.2 BILLION DEAL PART OF EL PASO'S LONG-TERM STRATEGY

BY LAURA GOLDBERG
COPYRIGHT 2003 HOUSTON CHRONICLE

Two Houston-based midstream energy partnerships announced a $3.2 billion deal merger deal this morning.

Enterprise Products Partners LP reached an agreement to merge with GulfTerra Energy Partners LP in a complex, multi-step arrangement, Enterprise officials told the Chronicle Sunday night.

GulfTerra is connected to El Paso Corp. The upshot for El Paso is that once the merger closes, which is expected during the second half of next year, El Paso would get about $1 billion in proceeds to put toward its ongoing debt reduction efforts. El Paso, however, is slated to get $425 million of that money immediately.

El Paso rolled out a long-term strategic plan this morning, and this deal is part of it.

Both Enterprise Products Partners and GulfTerra are publicly traded master limited partnerships.

Many energy companies, especially pipeline companies, create such entities to buy their pipeline and natural gas processing assets so they can reap tax benefits. Profits are distributed through units.

El Paso owns about 90 percent of the general partner in GulfTerra and also owns GulfTerra units.

A privately held company called Enterprise Products Co. owns the general partner of Enterprise Products Partners.

Once the merger is done, El Paso and Enterprise Products Co. would each own 50 percent of the general partner in the new entity, which will retain the Enterprise Products Partners name.

The $3.2 billion would come from Enterprise Products Partners in a combination of cash and an exchange of partnership units.

The new entity would also assume about $1.7 billion in GulfTerra debt.

"This is a very complementary merger of the two companies," said O.S. "Dub" Andras, who is chief executive officer of Enterprise Products Partners and will continue that role after the merger.

"We feel it gives us a total package of services that we can offer to the producers and consumers of natural gas, crude oil and natural gas liquids."

Doug Foshee, El Paso's CEO, said in a statement that El Paso was "pleased to partner with Enterprise in the creation of a tremendous midstream company."

The assets of the combined company will include more than 30,000 miles of pipelines.

It will also include, among other assets, ownership interests in: natural gas processing facilities, natural gas liquids operations, and natural gas and natural gas liquids storage.